FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES ELECTION OF THREE NEW MEMBERS
TO THE BOARD OF DIRECTORS

Mexico City, April 16, 2010 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that the Annual Shareholders’ Meeting on April 16, 2010 elected Margarita Hugues Vélez, Salvador Alva Gómez, and Carlos Méndez Bueno to the Board of Directors.

Margarita Hugues Vélez has been the General Counsel of Grupo Modelo, S.A.B. de C.V. since 2006 and was previously legal director.  She has practiced law in Mexico and in the United States as a Senior Associate and International Associate for the firms of Galicia y Robles in Mexico City and Hunton & Williams in Washington, D.C. She is a law graduate of the Universidad Panamericana.

Salvador Alva Gómez has worked for PepsiCo for 24 years.  He was the President of PepsiCo Latin America and a member of the PepsiCo Executive Committee.  Mr. Alva currently serves as a member of the Boards of Directors of Grupo Aeroportuario del Centro Norte, Porcelanite Lamosa, 7-Eleven and Chapa Distribution Group, and the “EXEB” Businessmen’s Foundation for Basic Education.  Mr. Alva is also a member of CEAL, the Latin America Businessmen’s Association, and serves on the Board Trustees of the John Langdon Down Foundation.  He is Chairman of AMECE, the Mexican Association of Electronic Commerce.  Within PepsiCo, Mr. Alva served as Chairman of Gamesa-Quaker and General Manager for Latin America of the Alegro International division; he also held several positions at Cervecería Moctezuma.  He holds a degree in chemical engineering from the Universidad Nacional Autónoma de México and a Master’s in Business Administration from the Universidad de las Américas.

Carlos Méndez Bueno has been the general director of ICA’s infrastructure division, ICA Infraestructura, since 2008. He joined ICA in 1975; starting as an assistant technician, he has risen through positions of increasing responsibility at a technical level, and in the construction and administration areas during the course of his 35 year career.  Mr. Mendez holds a degree in civil engineer from the Engineering School at the Universidad Nacional Autonoma de Mexico (UNAM). In addition Mr. Mendez has carried out representative roles at the Mexican Road Association (AMC), in the International Road Federation (IRF), and in the Mexico City´s Mexican Construction Industry Chamber (CMICDF). Currently, he is a member of the alumni association of the Engineering School at the UNAM.

Ms. Hugues Vélez and Mr. Salvador Alva are considered independent directors under Mexican law.

Four directors asked to be relieved of their duties: Emilio Carrillo Gamboa, Alberto Escofet Artigas, Elmer Fernando Franco Macías, and Esteban Malpica Fomperosa.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

PRESS RELEASE

In his remarks, Chairman of the Board Bernardo Quintana said, “On behalf of the Board of Directors, I would like to recognize the intellectual abilities and professionalism of these distinguished professionals, and to extend our thanks for their work and the interest they have shown in the affairs of our Company.”

As ratified by the Shareholders’ Meeting, the Board of Directors of Empresas ICA has 18 members:

Bernardo Quintana Isaac, Chairman
José Luís Guerrero Álvarez
Sergio Fernando Montaño León
Luis Fernando Zárate Rocha
Juan Claudio Salles Manuel *
Alberto Mulás Alonso *
Luís Rubio Freidberg *
Fernando Ruiz Sahagún
Francisco Javier Garza Zambrano *
Sergio M. Alcocer Martínez de Castro *
Fernando Flores Pérez *
Alonso Quintana Kawage
Diego Quintana Kawage
Elsa Beatriz García Bojórges *
Aarón Dychter Poltolarek
Margarita Hugues Vélez *
Salvador Alva Gómez *
Carlos Méndez Bueno

  * Independent director under Mexican securities law.

The shareholders’ meeting also ratified independent director Juan Claudio Salles Manuel as Chairman of the Audit Committee and independent director Fernando Flores Pérez as the Chairman of the Corporate Practices, Finance, and Planning Committee.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer